

Mailstop 3233

July 11, 2017

<u>Via E-Mail</u>
Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 1-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 333-167793-02**

Dear Mr. DiLiberto:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Shannon Sobotka

                       Shannon Sobotka
                       Staff Accountant
                       Office of Real Estate and
                       Commodities